25 Eastmans Road

Parsippany, New Jersey 07054

December 23, 2010

Mr. Kevin L. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

100 F St. NE

Washington, D.C. 20549

RE:	Wireless Telecom Group, Inc. (the “Company”)

Form 10-K for year ended December 31, 2009

Filed April 15, 2010

File No. 1-11916

Dear Mr. Vaughn:

We have reviewed your comment letter dated December 9, 2010 in reference to the Company’s annual report on Form 10-K for the year ended December 31, 2009. We have given careful consideration to each of your comments and have respectfully provided our response to your comments on a point-by-point basis as follows:

Form 10-K for year ended December 31, 2009

Item 7 – Management’s Discussion and Analysis of Financial Condition page 15

1.

We note your response to prior comment 4; however, it is unclear how providing general price and gross margin ranges for all products informs investors how the mix of products you sold impacted gross margin. For example, if sales of a specific product type increased or decreased during the specified period and its relative gross margin materially impacted your gross profit, this should be clear from your disclosure. Please tell us and revise future filings.

www.wtcom.com	+1 973-386-9696

Kevin L. Vaughn

Securities and Exchange Commission

Registrant response

The Company will revise future filings to disclose the items set forth above as conditions or circumstances change.

For the year ended December 31, 2009, the Company’s gross margin from continuing operations was in line with historical gross margin percentages. There were no significant changes in gross margin that materially impacted the financial statements in 2009. In future filings, we will make the necessary disclosures if there are any material changes in gross margins due to product mix.

Item 11. Executive Compensation, page 23

2.	We note your response to prior comment 6:

Please expand to clarify how you determined that an amendment is not necessary, given the incorrect amounts you say are reflected in your current disclosure and given that such amounts may not be revised until 120 days after your fiscal-year end pursuant to General Instruction G(3) of Form 10-K. It also appears that the incorrect amounts you reference have been incorporated by reference into registration statements you filed on Form S-3 and S-8; and Clarify how you complied with Instruction 3 to Item 402(n)92)(v) and (vi), as stated in your response, given that such instruction requires footnote disclosure of the grant date fair value of an award assuming the highest level of performance will be achieved regardless of whether you believe the likelihood of vesting is remote.

Registrant response

The Company has disclosed in footnote no. 8 of the financial statements included in its annual report on Form 10-K for the fiscal year ended December 31, 2009 the grant date fair values of performance based options granted by the company and the attributes used to determine fair value using the Black-Scholes option pricing model. The grant date fair value of these performance based options issued in 2009 and 2008 are $291,360 and $139,000, respectively. This unearned compensation will not be recognized until certain performance conditions are achieved, currently there is a remote probability that the conditions will be achieved for these options to vest. There were no other options issued in 2009 or 2008.

www.wtcom.com	+1 973-386-9696

Kevin L. Vaughn

Securities and Exchange Commission

The Company will amend the disclosure in the annual report on Form 10-K for the fiscal year ended December 31, 2009 and it will revise the executive compensation table and disclosure in Item 11 in order to comply with Item 402(n)(2)(vi) and (r)(2)(iv) of Regulation S-K as amended by Section II.A.2 of Securities Act release No. 9089 (December 16, 2009) and Instruction 3 to Item 402(n)(2)(v) and (vi) of Regulation S-K. We will revise the footnotes to the executive compensation disclosure to reflect the grant date fair value of the options issued in 2009 and 2008 and we will state the value of the options award assuming the highest level of performance achievement. Since the likelihood of achievement is remote, disclosure will be made in the footnotes of the table and will not be reflected in the table in accordance with Instruction 3, Item 402(n)(2)(v) and (vi).

The amendment to the December 31, 2009 Form 10K will be filed prior to December 31, 2010.

Item 15. Exhibits and Financial Statement Schedules, page 24

3.	We will continue to evaluate your response to prior comment 7 when you file the amendment referenced in your response.

Registrant response

In response to the Staff’s comment, the Company will (i) file a Form 10-K/A with a revised exhibit list that includes the Asset Purchase Agreement, dated as of April 9, 2010, by and among the Company, Willtek Communications GmbH, Willtek Communications SARL, Willtek Communications, Inc., Aeroflex Incorproated, Aeroflex Wichita, Inc., Aeroflex GmbH and Aeroflex SAS (the “Willtek Exhibit”) as Exhibit 2.1 rather than Exhibit 10.12 and (ii) re-file a copy of the Willtek Exhibit with such Form 10-K/A.

The amendment to the December 31, 2009 Form 10K will be filed prior to December 31, 2010.

Note 12 – Commitments and Contingencies, page F-26

Warranties, page F-25

4.

We note from your response to prior comment 13 that the increase in your warranty accrual related to a one time increase of $240,000 due to a potential rework of product shipped in 2008. Please revise your MD&A in future filings to discuss any unusual or infrequent events that materially affected your income from continuing operations.

www.wtcom.com	+1 973-386-9696

Kevin L. Vaughn

Securities and Exchange Commission

Registrant response

The Company will revise future filings to disclose the items set forth above as conditions or circumstances change to discuss any unusual of infrequent events that materially affect income from continuing operations.

Schedule14A

Board Leadership, page 10

5.

We note your disclosure on page 10 that your board of directors “maintains oversight responsibility.” In your future filings, please disclose the extent of the board’s oversight, such as how it administers its risk oversight function and the effect that this has on the board’s leadership structure.

Registrant response

The Company will revise future filings to disclose the items set forth above in relation to the board of director’s oversight responsibility and how it administers its risk oversight function.

We respectively submit the above responses to your letter dated December 9, 2010. In doing so, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

www.wtcom.com	+1 973-386-9696

Kevin L. Vaughn

Securities and Exchange Commission

Should any member of the staff have any questions or comments concerning this letter or desire any further information or clarification in respect of our responses, please do not hesitate to contact me at telephone number (973) 386-9696 extension #4124.

Sincerely,

/s/ Paul Genova

Paul Genova

Chief Executive Officer

Wireless Telecom Group, Inc.

CC:	Eric Atallah, Staff Accountant; Securities and Exchange Commission
Louis Rambo, Staff Attorney; Securities and Exchange Commission
Geoff Kruczek, Reviewing Attorney; Securities and Exchange Commission
Robert H. Cohen, Esq. – Greenberg & Traurig; Outside Counsel
John Haslbauer – PKF; Independent Auditors
Joseph Garrity – Audit Committee Chairman; Wireless Telecom Group, Inc.
Robert Censullo – Acting Chief Financial Officer; Wireless Telecom Group, Inc.